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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Standex International Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

854231107

(CUSIP Number)

12/31/2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 854231107			Page 2 of 2

1.	Name of Reporting Person: WEDGE Capital Management L.L.P.		I.R.S. Identification Nos. of above persons (entities only): 56-1557450

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 924,050

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 924,050

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 924,050 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.49%

12.	Type of Reporting Person: IA

Item 1 (a)

Name of Issuer: Standex International Corp.

Item 1 (b)

Address of Issuer’s Principal Executive Offices:

6 Manor Parkway
Salem, NH 03079

Item 2 (a)

Name of Person Filing: WEDGE Capital Management L.L.P.

Item 2 (b)

Address of Principal Business Officer or, if none, Residence:

301 South College Street, Suite 2920
Charlotte, North Carolina 28202-6002

Item 2 (c)

Citizenship: North Carolina

Item 2 (d)

Title of Class of Securities: Common Stock

Item 2 (e)

CUSIP Number: 854231107

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) (  ) Broker or Dealer registered under Section 15 of the Act

     (b) (  ) Bank as defined in section 3(a) (6) of the Act

     (c) (  ) Insurance Company as defined in section 3(a) (19) of the Act

     (d) (  ) Investment Company registered under section 8 of the Investment Company Act

     (e) (X) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) (  ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b) (1) (ii) (F)

     (g) (  ) Parent Holding Company, in accordance with §240.13d-1(b) (ii) (G) (Note: See Item 7)

     (h) (  ) Group, in accordance with §240.13d-1(b) (1) (ii) (H)

Item 4

Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned: 924,050 shares

     (b) Percent of Class: 7.49%

     (c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 924,050

     (ii) shared power to vote or to direct the vote: none

     (iii) sole power to dispose or to direct the disposition of: 924,050

     (iv) shared power to dispose or to direct the disposition of: none

Item 5

Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (  ).

     Inapplicable.

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

     Inapplicable.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Inapplicable.

Item 8

Identification and Classification of Members of the Group:

     Inapplicable.

Item 9

Notice of Dissolution of Group:

     Inapplicable.

Item 10

Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

WEDGE CAPITAL MANAGEMENT L.L.P.

	By	/s/ R. Michael James

R. Michael James
General Partner